CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended
September 30, 2016 and 2015
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS)
For the three and nine months ended September 30, 2016 and 2015
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015

Metal revenues	16	$31,212	$26,585	$92,896	$83,882

Cost of sales (including depreciation and depletion)	5a)	22,749	28,835	67,338	82,201

Earnings (loss) from mine operations		8,463	(2,250)	25,558	1,681

Corporate and administrative expenses	5b)	1,415	1,483	5,267	7,496
Impairment of exploration and evaluation asset	3	-	-	12,737	-
Loss on sale of asset	3	824	-	824	-
Impairment reversal of mineral properties and other assets	4	(23,699)	-	(23,699)	-
Impairment of mineral properties and other assets	4	-	226,510	-	226,510

Earnings (loss) from operations		29,923	(230,243)	30,429	(232,325)

Other income (expense), net		12	19	91	242
Finance expense	5c)	(831)	(406)	(3,885)	(1,146)
Loss on derivative contracts		(143)	(98)	(592)	(98)
Foreign exchange gain (loss)		46	9	(363)	777

Earnings (loss) before income taxes		29,007	(230,719)	25,680	(232,550)

Income taxes
Current tax expense		-	79	-	240
Deferred tax recovery		(712)	(50,085)	(101)	(51,996)
		(712)	(50,006)	(101)	(51,756)

Earnings (loss) and total comprehensive income (loss) for the period		$29,719	$(180,713)	$25,781	$(180,794)

Weighted average shares outstanding:
Basic	14	319,228,602	284,985,482	317,462,236	228,773,821
Diluted	14	325,722,697	284,985,482	320,435,809	228,773,821

Earnings (loss) per share:
Basic	14	$0.09	$(0.63)	$0.08	$(0.79)
Diluted	14	$0.09	$(0.63)	$0.08	$(0.79)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2016 and 2015
(In thousands of United States dollars) - Unaudited

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015

OPERATING ACTIVITIES
Earnings (loss) before income taxes		$29,007	$(230,719)	$25,680	$(232,550)
Items not affecting cash:
Loss on sale of asset	3	824	-	824	-
Impairment of exploration and evaluation asset	3	-	-	12,737	-
Impairment reversal of mineral properties and other assets	4	(23,699)	-	(23,699)	-
Impairment of mineral properties and other assets	4	-	226,510	-	226,510
Depletion and depreciation	5a)	4,161	4,703	11,461	13,118
Finance expense	5c)	831	406	3,885	1,146
Loss on derivative contracts		143	-	143	-
Share-based payments	13b)	194	357	661	1,220
Termination benefits	13a)	-	-	848	-
Other provision revaluation		274	-	274	-
Loss on debenture renegotiation		-	98	-	98
Unrealized foreign exchange (gain) loss		(270)	(79)	498	(1,165)
		11,465	1,276	33,312	8,377
Changes in non-cash working capital items:
Trade and other receivables		646	(992)	4,280	4,720
Inventories		(198)	(37)	(2,344)	531
Advances and prepaid expenses		(256)	376	(72)	158
Trade payables and accrued liabilities		(1,813)	666	(11,087)	(2,588)
Deferred revenue		-	(2,198)	-	-
Cash provided by (used in) operating activities		9,844	(909)	24,089	11,198

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(3,879)	(9,470)	(10,736)	(26,619)
Caballo Blanco Property sale proceeds, net of transaction costs	3	2,170	-	9,170	-
Acquisition of Newstrike, net of cash acquired		-	(266)	-	127
Newstrike transaction costs		(1,916)	-	(2,552)	-
Restricted cash	8	-	-	2,316	-
Cash used in investing activities		(3,625)	(9,736)	(1,802)	(26,492)

FINANCING ACTIVITIES
Interest paid	8,10	(17)	(259)	(588)	(787)
Loan facility extension fees	10	-	-	(602)	-
Repayment of loan facility	10	-	-	(10,223)	-
Repayment of debenture	11	-	-	(1,540)	-
Cash used in financing activities		(17)	(259)	(12,953)	(787)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(98)	(228)	(63)	(440)
Increase (decrease) in cash and cash equivalents		6,104	(11,132)	9,271	(16,521)
Cash and cash equivalents, beginning of period		12,350	21,563	9,183	26,952
Cash and cash equivalents, end of period		$18,454	$10,431	$18,454	$10,431

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

		September 30,	December 31,
	Note	2016	2015

ASSETS
Current
Cash and cash equivalents		$18,454	$9,183
Restricted cash	8	-	2,316
Trade and other receivables	6	8,843	10,876
Inventories	7	12,485	8,904
Advances and prepaid expenses		928	856
Total current assets		40,710	32,135

Mineral properties, plant and equipment, exploration and evaluation	8	112,415	120,702
Total assets		$153,125	$152,837

LIABILITIES
Current
Trade payables and accrued liabilities	9	$17,682	$32,451
Loan facility	10	-	10,019
Debenture	11	-	1,480
Other provisions		-	1,113
Current portion of equipment financing	8	662	851
Current portion of derivative liability	15	96	-
Total current liabilities		18,440	45,914

Deferred tax liabilities		2,396	1,305
Long-term equipment financing	8	-	378
Provision for site reclamation and closure		4,269	3,981
Provision for contingent payment	3	-	4,515
Other provision		1,393	-
Warrant liability	12	2,614	282
Derivative liability	15	47	-
Total liabilities		29,159	56,375

EQUITY
Issued capital		199,711	198,649
Share-based payment reserve		18,141	17,480
Deficit		(93,886)	(119,667)
Total equity		123,966	96,462
Total liabilities and equity		$153,125	$152,837

Events after the reporting period (note 6, 9)

Approved by the Directors

“Mark Backens”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based	(Deficit)
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at January 1, 2016	Note	315,332,190	$198,649	$17,480	$(119,667)	$96,462
Earnings and total comprehensive income for the period		-	-	-	25,781	25,781
Share-based payments	13	-	-	661	-	661
Shares issued for debenture interest	11, 13	301,936	80	-	-	80
Shares issued in lieu of bonus payment on long-term debt extinguishment	10, 13	550,000	134	-	-	134
Shares issued in lieu of termination benefits	13	3,044,476	848	-	-	848
Balance at September 30, 2016		319,228,602	$199,711	$18,141	$(93,886)	$123,966

Balance at January 1, 2015	Note	179,877,379	$128,735	$14,398	$70,644	$213,777
Loss and total comprehensive loss for the period		-	-	-	(180,794)	(180,794)
Share-based payments	13	-	-	1,220	-	1,220
Issued to acquire Newstrike Capital Inc.:	13
Common shares, net of share issuance costs		105,108,103	63,820	-	-	63,820
Share options		-	-	1,509	-	1,509
Balance at September 30, 2015		284,985,482	$192,555	$17,127	$(110,150)	$99,532

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. (“Newstrike”). Through this acquisition, Timmins acquired Newstrike’s wholly owned subsidiary Minera Aurea, S.A de C.V. which holds a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico.

MdN also owned the Caballo Blanco Property, an exploration and evaluation asset in Veracruz, Mexico, acquired on December 23, 2014. The Caballo Blanco Property was sold on July 20, 2016 to Candelaria Mining Corp. (note 3).

The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 615 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2015 and 2014 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements with the exception of the adoption of the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

These interim financial statements were approved by the Board of Directors and authorized for issue on November 2, 2016.

b)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2d) and 2e) to the annual consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

2.	BASIS OF PREPARATION (Continued)

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CABALLO BLANCO PROPERTY SALE

On July 20, 2016 (“closing date”), the Company sold the Caballo Blanco Property to Candelaria Mining Corp. (“Candelaria”). Total consideration to be paid was $12,500 in cash and the assumption of the $5,000 (present value - $4,656) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value of $17,156 on the closing date.

As at September 30, 2016, the Company has received $9,250 from Candelaria in cash payments.

Remaining cash payments are to be received as follows:

•	$2,500 at the earlier occurrence of Candelaria receiving permits or one year following the closing date; and,
•

Up to $750 following the completion of negotiations and settlement with a local party related to land access and rental payments owed by the previous owner. As receipt of the remaining $750 is uncertain and subject to the terms of final settlement between Candelaria and the local party, a contingent asset has not been recognized. Any amounts received in relation to the remaining $750 will be recognized in the statement of earnings and total comprehensive income in the period of receipt.

As at the closing date, the Company recorded a loss on disposal of $824, representing the total consideration less the book value of net assets sold and costs of disposal, presented as follows:

Fair value of proceeds
Cash received	$9,250
Other receivable	2,500
Total consideration	$11,750
Book value of net assets sold
Caballo Blanco exploration and evaluation property	$17,150
Provision for contingent payment	(4,656)
Total net assets	12,494
Legal and other expenses	80
Loss on disposal	$824

During the six months ended June 30, 2016, the Caballo Blanco Property was classified as an asset held for sale and an impairment charge of $12,737 was recorded to reduce the carrying amount of the Caballo Blanco Property to its fair value.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

4.	IMPAIRMENT REVERSAL OF MINERAL PROPERTIES AND OTHER ASSETS

Mineral properties, plant and equipment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, to suggest that the carrying value of an asset or cash generating unit (“CGU”) may be impaired or require impairment reversal, thereby requiring adjustment to the carrying value.

Three and nine months ended September 30, 2016: Reversal of impairment charge

During the three and nine months ended September 30, 2016, in response to the sustained increase in the spot and forecast gold prices, combined with improved operations during the period, the Company announced significant changes to the San Francisco Mine plan, which foresees continued operations to 2023. This new mine plan significantly extends the expected life of mine, production profile and associated cash flows compared with the Company’s previous estimates and accordingly, was considered to be an indicator of impairment reversal. A detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment reversal in the amount of $23,699 increasing the mineral properties, plant and equipment value to its recoverable amount primarily due to the extension of the life of mine. This recovery constitutes a partial reversal of the impairment charge recorded in the three and nine months ended September 30, 2015.

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal estimated utilizing a discounted cash flow model. The projected cash flows used in recoverable value assessment are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key economic assumptions included in the model are a forecast gold price of $1,250 per ounce and discount rate of 6%.

Three and nine months ended September 30, 2015: Impairment charge

During the three and nine months ended September 30, 2015, the Company announced that due to the sustained decrease in spot and forward gold prices, the Company planned to curtail operations of the San Francisco Mine in 2016 and recorded an impairment charge of $226,510 of the San Francisco Mine and related assets to reduce the carrying amount of the San Francisco Mine CGU to its recoverable value based on the significantly shortened mine plan.

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal estimated utilizing a discounted cash flow model. The discounted cash flow model was a Level 3 measurement in the fair value hierarchy. The key assumptions included in the model were a forecast gold price of $1,150 per ounce and discount rate of 6%.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

5.	EXPENSES

a)	Cost of sales:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Costs of contract mining	$9,715	$12,856	$31,183	$36,983
Crushing and gold recovery costs	8,015	10,659	22,601	29,106
Mine site administration costs	880	1,377	2,746	3,773
Transport and refining	77	69	250	240
Royalties	233	132	540	422
Demobilization costs	274	-	1,577	-
Change in inventories	(606)	(961)	(3,020)	(1,441)
Production costs	18,588	24,132	55,877	69,083
Depreciation and depletion	4,161	4,703	11,461	13,118
Cost of sales (including depreciation and depletion)	$22,749	$28,835	$67,338	$82,201

b)	Corporate and administrative expenses:

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015
Salaries		$395	$160	$1,690	$2,340
Consulting and professional fees		368	344	1,765	1,914
Share-based payments	13b)	194	357	661	1,220
Rent and office costs		67	110	248	448
Administrative and other		391	512	903	1,574
Corporate and administrative expenses		$1,415	$1,483	$5,267	$7,496

c)	Finance expense:

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015
Interest on loan facility and equipment financing	10	$17	$259	$588	$787
Interest on debenture		-	47	43	56
Accretion on extinguished liability	3	15	57	141	171
Accretion of loan facility	10	-	30	736	94
Accretion of provision for site reclamation and closure and other provisions		15	13	45	38
Loss on revaluation of warrant liability	12	784	-	2,332	-
Finance expense		$831	$406	$3,885	$1,146

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

6.	TRADE AND OTHER RECEIVABLES

		September 30,	December 31,
	Note	2016	2015
Trade receivable		$1,574	$313
VAT receivable (1)		4,437	9,069
Receivable on Caballo Blanco
Property sale	3	2,500	-
Other receivables		332	1,494
		$8,843	$10,876

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three and nine months ended September 30, 2016, the Company collected $3,511 and $14,339, respectively (three and nine months ended September 30, 2015 - $4,026 and $16,430, respectively) of the VAT receivable. Subsequent to September 30, 2016, $881 of VAT was received by the Company.

7.	INVENTORIES

	September 30,	December 31,
	2016	2015
Ore in process	$7,638	$3,899
Finished metal inventory	675	181
Supplies	4,172	4,824
	$12,485	$8,904

The costs of inventories recognized as an expense for the three and nine months ended September 30, 2016 were $22,749 and $67,338, respectively (three and nine months ended September 30, 2015 - $28,835 and $82,201, respectively) and are included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties	equipment (1,2,3)	evaluation	Total
Cost
At January 1, 2016		$176,089	$104,361	$108,253	$388,703
Expenditures		1,017	5,843	3,490	10,350
Change in reclamation obligation	4	249	-	-	249
At September 30, 2016		177,355	110,204	111,743	399,302
Accumulated depreciation, depletion, impairment and asset sale
At January 1, 2016		166,166	93,157	8,678	268,001
Depreciation and depletion		9,042	3,656	-	12,698
Impairment of exploration and evaluation	3	-	-	12,737	12,737
Caballo Blanco Property sale	3	-	-	17,150	17,150
Impairment reversal of mineral properties, plant and equipment	4	(18,511)	(5,188)	-	(23,699)
At September 30, 2016		156,697	91,625	38,565	286,887
Carrying amount at September 30, 2016		$20,658	$18,579	$73,178	$112,415

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (continued)

	Mineral	Plant and	Exploration
	properties	equipment (1,2,3)	and evaluation	Total
Cost
At January 1, 2015	$154,636	$90,332	$37,645	$282,613
Expenditures	19,381	13,984	3,520	36,885
Acquisition	-	45	67,088	67,133
Change in reclamation obligation	2,072	-	-	2,072
At December 31, 2015	176,089	104,361	108,253	388,703
Accumulated depreciation, depletion and impairment
At January 1, 2015	35,712	29,120	1,808	66,640
Depreciation and depletion	8,543	8,877	-	17,420
Impairment of mineral properties, plant and equipment, exploration and evaluation	121,911	55,160	6,870	183,941
At December 31, 2015	166,166	93,157	8,678	268,001
Carrying amount at December 31, 2015	$9,923	$11,204	$99,575	$120,702

(1)

The Company entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2%. On November 15, 2015, the Company renegotiated the terms of repayment. As a result, the remaining balance of $1,229 is payable in 19 monthly instalments with the final instalment being paid on April 25, 2017. The first six instalments were for the interest portion only with the remaining instalments to include equal principal repayments of $95. At September 30, 2016, the current and long-term portions of the equipment financing total $662 and $nil, respectively (December 31, 2015 - $851 and $378, respectively).

(2)

On November 2, 2015, the Company acquired the El Sauzal processing plant and infrastructure (“El Sauzal Plant”) from Goldcorp Inc. (“Goldcorp”) for a total consideration of C$8,000 ($6,055). The consideration was payable as C$1,000 ($764) in cash and C$3,000 ($2,291) in common shares on closing, along with C$4,000 ($3,000) due one year from closing. In connection with this acquisition the Company completed a private placement with Goldcorp for cash proceeds of C$6,000 ($4,616). This cash was restricted for the acquisition, disassembly and transportation of the El Sauzal Plant and accordingly the remaining amount at December 31, 2015 is presented as restricted cash of $2,316 on the consolidated statement of financial position. During the six months ended June 30, 2016, all remaining restricted cash was spent on the allowable activities. The El Sauzal Plant is considered to be an asset under construction and has a carrying value of $11,810 (December 31, 2015 - $7,392).

(3)	Plant and equipment includes construction-in-progress assets of $922 at the San Francisco Mine (December 31, 2015 - $nil).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2016	2015
Trade payables (1)	$14,542	$26,794
Income taxes payable	538	1,779
Accrued liabilities (2)	877	2,118
Vendor loan	1,725	1,725
Other	-	35
	$17,682	$32,451

(1)

Trade payables at September 30, 2016 include amounts due to Goldcorp of C$4,000 ($3,050) due on November 2, 2016 in relation to the El Sauzal Plant acquisition (note 8) (December 31, 2015 - C$4,000 ($2,890)). On October 28, 2016, the Company made a cash payment for the full amount due.

(2)

Accrued liabilities at September 30, 2016 include amounts due in termination benefits of $nil (December 31, 2015 - C$1,500 ($1,083)). Termination benefits of C$1,500 ($1,195) were settled on April 29, 2016 with an issuance of 2,944,476 common shares (note 13).

10.	LOAN FACILITY

The Company was a party to a secured loan facility with Sprott Resource Lending Partnership (“Sprott”) for a principal amount of $10,223, which carried an annual interest rate of 9.0% paid monthly and was due on December 31, 2015. Under the terms of the loan facility, the Company had pledged all of its assets (including the assets of its subsidiaries) in favour of Sprott as security over the loan facility. In addition, the subsidiaries had each provided guarantees to Sprott for the repayment of any amounts advanced to the Company under the terms of the loan facility. On December 31, 2015, the loan facility was extended to January 31, 2016 and the Company incurred transaction costs of $204.

On January 26, 2016, the Company finalized an agreement to re-finance the secured loan facility with Sprott and Goldcorp (collectively, the “Lenders”). The re-financed loan facility was effective as of January 26, 2016 and had a maturity date of June 30, 2016. Interest was payable monthly at the rate of 12.0% per annum, and the principal amount outstanding was payable on the maturity date.

In consideration of the re-financing, the Company agreed to pay a bonus of $409 to the Lenders on the earlier of the repayment of the loan facility and June 30, 2016. The bonus was payable at the option of Sprott and Goldcorp, each in relation to its proportion of the credit facility, in cash or in common shares of the Company. Any shares issued in connection with the bonus payment would be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10.0% . The effective interest rate of the re-financed loan facility was 23.0% .

On June 14, 2016, the Company repaid the $10,223 loan facility, the bonus and accrued interest. Sprott and Goldcorp optioned to receive $204 and $70 cash bonuses, respectively, with Goldcorp additionally receiving 550,000 common shares, valued at $134, of the Company in lieu of their portion of the cash bonus. With repayment of the secured loan facility complete, the Lenders released the Company of its pledge on the Company’s assets and all other obligations per the re-financed loan facility agreement dated January 26, 2016.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

11.	DEBENTURE

The Company was party to a debenture of C$2,000 ($1,542) which was to mature on May 31, 2016. The debenture accrued common share interest at a rate of 2,167 common shares of the Company per month for every C$100 ($75) principal value outstanding. Cash interest accrued only on amounts remaining unpaid after the maturity date or on default at a rate of 5.0%, payable semi-annually.

On May 31, 2016, the maturity date was extended to August 31, 2016, with no other changes to the debenture terms.

On June 29, 2016, the Company settled the debenture with a cash payment of C$2,000 ($1,540) and all remaining common share interest payments were settled (note 13).

The common share interest component of the debenture constituted an embedded derivative and was measured at fair value (a Level 1 fair value measurement). At December 31, 2015, the value of the embedded derivative, included in the carrying value of the debenture, was $29. At December 31, 2015, the Company had accrued common share interest of 43,340 common shares ($6) included in the carrying value of the debenture.

12.	WARRANT LIABILITY

On October 19, 2015, in connection with a C$6,000 ($4,616) non-brokered private placement with Goldcorp, the Company issued 10,000,000 share purchase warrants. Each share purchase warrant is exercisable for one common share of the Company at a price of C$0.35 ($0.27) per share for a term of 24 months. Following the eleven month anniversary date, at the election of the Company, the share purchase warrants would be subject to an accelerated cancellation period of 10 days if the Company’s closing share price meets or exceeds C$0.60 ($0.46) per share for a period of 20 consecutive days. Should the Company elect to cancel the warrants, payment to the warrant holder would be required in the amount of the difference between the exercise price and the five day volume weighted average share price for each warrant cancelled. As at September 30, 2016 and December 31, 2015 there were 10,000,000 share purchase warrants outstanding.

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 5(c)).

On September 30, 2016, the share purchase warrants were revalued to a fair value of $2,614 (December 31, 2015 - $282) using the following weighted average assumptions for the Black-Scholes option pricing model (a Level 2 fair value measurement):

Risk-free interest rate	0.57%
Expected life of options	1.0 years
Annualized volatility	99.9%
Dividend rate	0.0%

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

13.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions during the nine months ended September 30, 2016:

•	The Company issued 301,936 common shares valued at $80 to settle debenture common share interest (note 11).
•	The Company issued 550,000 common shares valued at $134 to settle bonus payment on extinguishment of loan facility to Goldcorp (note 10).
•	The Company issued 3,044,476 common shares valued at $848 in connection to termination benefits.

The Company had the following common share transactions during the nine months ended September 30, 2015:

•	The Company completed the acquisition with Newstrike and issued 105,108,103 common shares.

At September 30, 2016, there were 319,228,602 issued and outstanding common shares (December 31, 2015 - 315,332,190). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to eighteen months.

Share option transactions and the number of share options outstanding during the nine months ended September 30, 2016 and year ended December 31, 2015 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2015	12,900,000	1.85
Granted	11,637,500	0.89
Expired	(2,997,000)	0.85
Forfeited	(75,000)	0.75
Outstanding at December 31, 2015	21,465,500	1.47
Granted	2,550,000	0.33
Expired	(5,200,000)	2.13
Forfeited	(925,000)	0.87
Outstanding at September 30, 2016	17,890,500	1.15
Exercisable at September 30, 2016	12,146,750	1.42

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

13.	EQUITY (Continued)

Share options outstanding and exercisable at September 30, 2016 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.25 - 1.00	10,538,500	0.56	4.06	5,694,750	0.67	3.95
1.01 - 2.00	4,315,000	1.46	2.85	3,415,000	1.47	2.79
2.01 - 3.14	3,037,000	2.76	1.94	3,037,000	2.76	1.94
	17,890,500	1.15	3.41	12,146,750	1.42	3.12

The fair value of share options recognized as an expense during the three and nine months ended September 30, 2016 was $194 and $661, respectively (three and nine months ended September 30, 2015 - $357 and $1,220, respectively).

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the nine months ended September 30, 2016 and 2015:

	Nine months ended September 30,
	2016	2015
Risk-free interest rate	1.0%	1.0%
Expected life of options	5.0 years	4.1 years
Annualized volatility	73.0%	62.0 - 65.0%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

14.	EARNINGS (LOSS) PER SHARE

	Three months ended September 30, 2016			Three months ended September 30, 2015
		Weighted			Weighted
	Earnings for	average shares	Earnings	Loss for	average shares	Loss
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$29,719	319,228,602	$0.09	$(180,713)	284,985,482	$(0.63)
Effect of dilutive securities:
Share options	-	1,911,310	-	-	-	-
Warrants	-	4,582,785	-	-	-	-
Diluted EPS	$29,719	325,722,697	$0.09	$(180,713)	284,985,482	$(0.63)

At September 30, 2016, 17,890,500 (September 30, 2015 - 20,812,500) share options were outstanding, of which 14,625,000 were anti-dilutive (September 30, 2015 - 20,812,500) because the underlying exercise price exceeded the average market price for the three months ended September 30, 2016.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

14.	EARNINGS (LOSS) PER SHARE (Continued)

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
		Weighted			Weighted
	Earnings for	average shares	Earnings	Loss for	average shares	Loss
	the period	outstanding	per share	the period	outstanding	per share
Basic EPS	$25,781	317,462,236	$0.08	$(180,794)	228,773,821	$(0.79)
Effect of dilutive securities:
Share options	-	622,714	-	-	-	-
Warrants	-	2,350,859	-	-	-	-
Diluted EPS	$25,781	320,435,809	$0.08	$(180,794)	228,773,821	$(0.79)

At September 30, 2016, 17,890,500 (September 30, 2015 - 20,812,500) share options were outstanding, of which 15,815,500 were anti-dilutive (September 30, 2015 - 20,812,500) because the underlying exercise price exceeded the average market price for the nine months ended September 30, 2016.

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At September 30, 2016 and December 31, 2015, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the embedded derivative included in the debenture (note 11), the share purchase warrants (note 12), and the derivative liability (note 15).

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, vendor loan and equipment financing approximate their fair value due to their short-term nature.

During the three months ended September 30, 2016, the Company entered into option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 22,100 gold ounces were placed under these contracts with expiry dates through to December 26, 2017 with floor prices at $1,250 per gold ounce and a weighted average maximum sales price of $1,374 per gold ounce. At November 2, 2016, all 22,100 options contracts were unsettled. The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2016
(In thousands of United States dollars, except where noted) - Unaudited

16.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At September 30, 2016, all of the Company’s operating and capital assets are located in Mexico except for $1,103 (December 31, 2015 - $3,928) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three and nine months ended September 30, 2016 and 2015, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Customer A	96%	95%	95%	94%
Customer B	3%	-	4%	4%
Customer C	1%	5%	1%	2%
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the three and nine months ended September 30, 2016 and 2015 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Gold	$30,940	$26,433	$92,141	$83,261
Silver by-product	272	152	755	621
	$31,212	$26,585	$92,896	$83,882